UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit Number	Description
99.1	Notice of a Combined Ordinary and Extraordinary Meeting of Shareholders on June 20, 2013

99.2	Draft Resolutions to be submitted at the Ordinary and Extraordinary General Shareholders’ Meeting on June 20, 2013

99.3	Management Report prepared by the Board of Directors to be presented at the Ordinary Shareholders’ Meeting on June 20, 2013

99.4	Board Report to be submitted at the Combined Shareholders’ Meeting on June 20, 2013

99.5	Form of Proxy to Shareholders

99.6	Form of Proxy to ADS Holders

99.7	Document and Information Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2013	Flamel Technologies, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of a Combined Ordinary and Extraordinary Meeting of Shareholders on June 20, 2013

99.2	Draft Resolutions to be submitted at the Ordinary and Extraordinary General Shareholders’ Meeting on June 20, 2013

99.3	Management Report prepared by the Board of Directors to be presented at the Ordinary Shareholders’ Meeting on June 20, 2013

99.4	Board Report to be submitted at the Combined Shareholders’ Meeting on June 20, 2013

99.5	Form of Proxy to Shareholders

99.6	Form of Proxy to ADS Holders

99.7	Document and Information Request Form